UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.     )*

RENEWABLE ENERGY GROUP, INC.

(Name of Issuer)

CLASS A COMMON STOCK, PAR VALUE $.0001 PER SHARE

(Title of Class of Securities)

75972A 400

(CUSIP Number)

Jeffrey Stroburg

Chief Executive Officer

West Central Cooperative 406 First Street Ralston, Iowa 51459 (712) 667-3200

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 24, 2012

(Date of Event, which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The Information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 75972A 400

1.	NAMES OF REPORTING PERSONS WEST CENTRAL COOPERATIVE
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(e) or 2(f) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION IOWA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 4,407,883
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 4,407,883
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,407,883
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 20.2% (1)
14.	TYPE OF REPORTING PERSON OO

(1)

The calculation of percentage of percent of class represented in Item 13 was derived from the Issuer’s Prospectus on Form 424(b)(4) filed with the Securities and Exchange Commission on January 20, 2012.

Item 1.	Security and Issuer.

This Schedule 13D (this “Schedule 13D”) relates to the Class A Common Stock, par value $.0001 per share (the “Shares”), of Renewable Energy Group, Inc., a Delaware corporation (the “Issuer”). The principal executive offices of the Issuer are located at 416 South Bell Avenue, Ames, Iowa 50010.

Item 2.	Identity and Background.

This Schedule 13D is being filed by West Central Cooperative, an Iowa Cooperative (the “Company”). The address of its principal office is 406 First Street, Ralston, Iowa 51459. The Company is a farmer-owned cooperative that operates a licensed public grain warehouse; provides grain marketing services; supplies feed, fertilizer, chemicals, and other merchandise; and manufactures and markets dairy nutrition products.

Attached as Schedule A hereto, and incorporated by reference herein, is a chart setting forth the name, business address, present principal occupation or employment (along with the name, principal business and address of any corporation or other organization in which such employment is conducted) and citizenship of each director and executive officer of the Company (collectively, the “Schedule A Persons”), in each case as of the date hereof.

During the last five years, neither the Company nor, to the knowledge of the Company, any of the Schedule A Persons has (1) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (2) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

In connection with the Issuer’s initial public offering, all shares of Issuer’s Series A Preferred Stock and common stock were reclassified and converted into shares of Class A Common Stock.

Item 4.	Purpose of Transaction.

The Shares received by the Company are held for investment purposes and not with the intention of acquiring control of the Issuer’s business. The Company from time to time intends to review its investment in the Issuer on the basis of various factors, including the Issuer’s business, financial condition, results of operations and prospects, general economic and industry conditions, the securities markets in general and those for the Shares of the Issuer in particular, as well as other developments and other investment opportunities. Based upon such review, the Company will take such actions in the future as the Company may deem appropriate in light of the circumstances existing from time to time. If the Company believes that further investment in the Issuer is attractive, whether because of the market price of the Shares or otherwise, they may acquire Shares or other securities of the Issuer either in the open market or in privately negotiated transactions. Similarly, depending on market and other factors, the Company may determine to dispose of some or all of the Shares currently owned by the Company or otherwise acquired by the Company either in the open market or in privately negotiated transactions.

Item 5.	Interest in Securities of the Issuer.

Except as described herein, to the knowledge of the Company, none of the Schedule A Persons beneficially owns any Shares. Other than as described in this Schedule 13D, neither the Company nor, to its knowledge, any Schedule A Person, has effected any transaction in Shares during the past 60 days. Delbert Christensen, a director of the Company, individually and directly owns 13,004 Shares of the Issuer which is equivalent to approximately 0.060% of the class. Rick Vanderheiden, Chief Financial Officer of the Company, individually and directly owns 541 Shares of the Issuer which is equivalent to approximately 0.002% of the class.

Under the definition of “beneficial ownership” in the Securities Exchange Act of 1934, it is also possible that the individual general partners, executive officers, directors and members of the foregoing entities might be deemed the “beneficial owners” of some or all of the Shares insofar as they may be deemed to share the power to direct the voting or disposition of the Shares. Neither the filing of this Schedule nor any of its contents shall be deemed to constitute an admission that any of such individuals is, for any purpose, the beneficial owner of any of the Shares, and such beneficial ownership is expressly disclaimed.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The information set forth in Items 3, 4 and 5 of this Schedule 13D is incorporated by reference herein. Other than as described in this Schedule 13D and the agreements incorporated by reference herein and set forth as exhibits hereto, the Company does not have, and, to the knowledge of the Company, the Schedule A Persons do not have, any contract, arrangement, understanding or relationship (legal or otherwise) with any other person with respect to any securities of the Issuer.

Item 7.	Material to be Filed as Exhibits.

None.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 3, 2012

WEST CENTRAL COOPERATIVE

By:	/s/ Jeffrey Stroburg
Name: Jeffrey Stroburg
Title: Chief Executive Officer

Schedule A

Directors and Executive Officers of

West Central Cooperative

The following tables set forth the name, present principal occupation or employment (along with the name, principal business and address of any corporation or other organization in which such employment is conducted) and citizenship of each director and executive officer of West Central Cooperative. The country of citizenship of each director and executive officer is the United States of America and the business address of each director and executive officer is: c/o West Central Cooperative, 406 First Street, Ralston, Iowa 51459.

Board of Directors

Name	Principal Occupation or Employment
Jim Carlson	Director
Delbert Christensen	Director
Glen Christensen	Director
Daryl Doerder	Director
Jay Drees	Director
Craig Heineman	Director
Darrell Jensen	Director
Sam Spellman	Director
Sue Tronchetti	Director

Executive Officers

(Other than Directors)

Name	Principal Occupation or Employment
Jeffrey Stroburg	Chief Executive Officer
Rick Vanderheiden	Chief Financial Officer